ATM  FINANCIAL  CORP.                               2533  North  Carson  Street
                                                    Carson  City,  Nevada  89706
                                                    tel:  (775)  841-7018
                                                    fax:  (775)  883-2384


                                                                December 4, 2005


VIA  EDGAR

Yolanda  Crittendon
Staff  Accountant
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re:  ATM  FINANCIAL  CORP.
     FORM  10-KSB  FOR  THE  YEAR  ENDED  DECEMBER  31,  2004
     FORM 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005, AND SEPTEMBER 30, 2005
     FILE  NO.  333-103647


Dear  Ms.  Crittendon:

In connection with the above-captioned filings our responses to the Staff's comments are set forth below in the following paragraphs numbered to correspond to the comments in the Staff's letter.


FORM  10-QSB  FOR  THE  PERIOD  ENDING  MARCH  31,  2005

ITEM  1  -  FINANCIAL  STATEMENTS

STATEMENT  OF  OPERATIONS

1. In response to the Staff's comment, we advise that the debt settlement was the result of dispute over fees charged by our respective legal counsel and accountants that ultimately culminated in negotiated settlements. Statements of account were recorded as operational expenses as billed. Disputed amounts were not paid. As a result of the negotiated settlements, disputed amounts were written off by the respective service providers. We therefore recorded a debt settlement gain in our financial statements with no change in cash outflow.


FORM 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005, AND SEPTEMBER 30, 2005

ITEM  3  -  CONTROLS  AND  PROCEDURES

2. In response to the Staff's comment, we confirm that we will revise our disclosure in future filings.

3. In response to the Staff's comment, we confirm that our officers have concluded that our disclosure controls and procedures are effective as at the end of the period covered by the quarterly reports. We further confirm that we will revise our disclosure in future filings to clearly set out the conclusions reached by our officers as to the effectiveness of our disclosure controls and procedures.

Should the Staff need additional information or have questions concerning our response, please do not hesitate to contact us.


Yours  very  truly,



/s/ Arthur Davis
Arthur  Davis
President  &  CEO